Exhibit 2.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

by and among

EXPEDIA, INC.,

EXPEDIA ASIA PACIFIC – ALPHA LIMITED,

CTRIP.COM INTERNATIONAL, LTD.,

C-TRAVEL INTERNATIONAL LIMITED,

LUXURIANT HOLDINGS LIMITED,

KEYSTONE LODGING HOLDINGS LIMITED,

and

PLATENO GROUP LIMITED

Dated as of May 22, 2015

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Exhibits

Exhibit A	Form of Resignation and Release Letters
Exhibit B	Circular
Exhibit C	Form of Instrument of Transfer
Exhibit D	Letter Agreement
Exhibit E	Confirmation Letter
Exhibit F	Form of Escrow Agreement
Exhibit G	Form of Employment Agreement

Schedules

Schedule 1	List of Outgoing Directors
Schedule 2	List of Purchaser Directors
Schedule 3	Transferred Shares
Schedule 4	Purchaser Control Documents

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This SHARE PURCHASE AGREEMENT, dated as of May 22, 2015 (this “Agreement”), is by and among Expedia, Inc., a Delaware corporation (“Expedia”), Expedia Asia Pacific – Alpha Limited, an exempted limited liability company under the Laws of the Cayman Islands (the “Seller”), Ctrip.com International, Ltd., a Cayman Islands exempted company (“Ctrip”), C-Travel International Limited, a Cayman Islands exempted company and a wholly owned subsidiary of Ctrip (“C-Travel”), Luxuriant Holdings Limited, a limited liability company incorporated under the Laws of the Cayman Islands (“Luxuriant”), Keystone Lodging Holdings Limited, a limited liability company organized and existing under the Laws of the Cayman Islands (“Keystone”), and Plateno Group Limited, a limited liability company organized and existing under the Laws of the Cayman Islands (“Plateno” and, together with Keystone, the “Keystone Purchasers”). Expedia, the Seller, Ctrip, C-Travel, Luxuriant and Keystone Purchasers are referred to in this Agreement collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, the Seller owns certain shares of capital stock of eLong, Inc., an exempted limited liability company under the Laws of the Cayman Islands (“eLong”), consisting of (a) 17,290,943 Ordinary Shares (as defined below) and (b) 28,550,704 High-Vote Ordinary Shares (as defined below) (such Ordinary Shares and High-Vote Ordinary Shares being the “Transferred Shares”);

WHEREAS, on the terms and subject to the conditions set forth herein, the Seller desires to sell to the Purchasers, and the Purchasers desire to purchase from the Seller, the Transferred Shares.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties each hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“2011 Investor Rights Agreement” means the Investor Rights Agreement, dated as of May 16, 2011, among eLong, TCH Sapphire Limited and Seller.

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that controls, is controlled by, or is under common control with such Person; provided, however, that with respect to each Expedia Party, the terms “Affiliate” and “Affiliates” (a) means solely Expedia and its Subsidiaries, and (b) will not be interpreted to include any of the following: (i)

IAC/InterActiveCorp and its Affiliates (other than Expedia and its Subsidiaries), (ii) Liberty Interactive Corporation and its Affiliates (other than Expedia and its Subsidiaries), (iii) eLong and its Subsidiaries or (iv) AAE Travel Pte. Ltd and its Subsidiaries. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, individually or together with any other Person, of the power to direct or to cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise.

“Agreement” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Anti-Corruption Laws” shall have the meaning ascribed to this term in Section 3.8.

“beneficial owner” (including, with correlative meanings, the terms “beneficially own” and “beneficial ownership”) has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

“Bulletin 7” shall have the meaning ascribed to this term in Section 5.3(c).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions in the Cayman Islands, the State of New York or the cities of Beijing, Shanghai or Hong Kong are required by Law to be closed.

“Cap Amount” shall have the meaning ascribed to this term in Section 6.5(b).

“Claimant” has the meaning set forth in Section 7.8(c).

“Closing” shall have the meaning ascribed to this term in Section 2.2.

“Closing Date” shall have the meaning ascribed to this term in Section 2.2.

“Control Documents” means all the agreements and other documents that enable eLong to have effective control over all eLong VIEs.

“C-Travel” shall have the meaning ascribed to such term in the preamble to this Agreement.

“Ctrip” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Ctrip Parties” means Ctrip and C-Travel.

“eLong” shall have the meaning ascribed to this term in the recitals to this Agreement.

“eLong CEO” means Guangfu Cui.

“eLong Group Companies” means eLong and any and all corporations, partnerships, limited liability companies, joint ventures, associations and other entities controlled by eLong directly or indirectly through one or more intermediaries, including any variable interest entity controlled by and consolidated with eLong.

“eLong SEC Reports” means any publicly available effective registration statement, prospectus, report, form, schedule or definitive proxy statement filed by eLong with the SEC under the Exchange Act at any time on or after December 31, 2012 through the date that is three (3) Business Days prior to the date of this Agreement.

“eLong VIE Nominee Shareholder Change Documents” shall have the meaning ascribed to this term in Section 2.3(a)(viii).

“eLong VIEs” means Beijing eLong Information Technology Co., Ltd. and Beijing Asiamedia Interactive Advertising Co., Ltd.

“Encumbrance” means, with respect to any asset (including any security) any lien (including any tax lien), deed of trust, security interest, pledge, hypothecation, mortgage, license, lease, claim, charge, title retention, right to acquire, option, restrictive covenant, levy, proxy, right of first refusal, right of first offer, easement, servitude, and any other encumbrance or condition whatsoever.

“Equity Securities” means any shares, share capital, registered capital, ownership interest, equity interest or other equity securities of eLong, and any option, warrant or right to subscribe for, acquire or purchase any of the foregoing, or any other security or instrument convertible into or exercisable or exchangeable for any of the foregoing, or any equity appreciation, phantom equity, equity plans (including all options and other awards of equity securities authorized under equity plans, whether or not issued, granted or vested) or similar rights with respect to eLong, or any contract of any kind for the purchase or acquisition from eLong of any of the foregoing, either directly or indirectly.

“Escrow Agent” shall have the meaning ascribed to this term in Section 5.3(a).

“Escrow Agreement” shall have the meaning ascribed to this term in Section 5.3(a).

“Escrow Fund” shall have the meaning ascribed to this term in Section 5.3(a).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expedia” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Expedia Indemnified Party” shall have the meaning ascribed to this term in Section 6.2.

“Expedia Indemnifying Parties” means the Expedia Parties pursuant to Section 6.3.

“Expedia Parties” means Expedia and the Seller.

“Fundamental Expedia Representations” means the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.4(a), 3.5 and 3.11.

“Fundamental Purchaser Representations” means the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.4 and 4.9.

“GAAP” means the United States generally accepted accounting principles or other accounting standards adopted by eLong and applied consistently throughout the Financial Statements

“Governmental Authority” means any federal, national, supranational, state, provincial, local, municipal or other government, any governmental, quasi-governmental, supranational, regulatory or administrative authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body, political subdivision, and any court or other tribunal) or any self-regulatory organization (including NASDAQ) with competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, consent, order, ruling, assessment, investigation, notice or award entered by or with any Governmental Authority.

“High-Vote Ordinary Shares” means the Ordinary Shares of eLong that are designated “High-Vote Ordinary Shares” with par value $0.01 each.

“ICC” has the meaning set forth in Section 7.8(c).

“Indemnified Party” means a Purchaser Indemnified Party or an Expedia Indemnified Party, as the case may be.

“Indemnifying Party” means the Purchaser Indemnifying Parties or the Expedia Indemnifying Parties, as the case may be.

“Investors Agreement” means the Investors Agreement, by and among eLong, IACT Asia Pacific Limited and certain other Persons listed on the schedules thereto, dated as of July 23, 2004, as amended.

“Joint Written Instruction” means a “Withdrawal Notice” as defined in the Escrow Agreement.

“Keystone” shall have the meaning ascribed to such term in the preamble to this Agreement.

“Keystone Purchasers” shall have the meaning ascribed to such term in the preamble to this Agreement.

“to the Knowledge of” when used in reference to Expedia, means the knowledge of each executive officer of Expedia assuming due and diligent inquiries of such executive officers’ direct reports reasonably believed to have knowledge of the matter in question. For the avoidance of doubt, the eLong CEO is not an executive officer of any Expedia Party or a direct report of any such executive officer.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings or investigations (whether civil or criminal, judicial or administrative, at law or in equity, or public or private) by or before a Governmental Authority.

“Loss” shall have the meaning ascribed to this term in Section 6.2.

“Luxuriant” shall have the meaning ascribed to such term in the preamble to this Agreement.

“Memorandum and Articles of Association” means the Memorandum and Articles of Association of eLong, as the same may be amended from time to time.

“NASDAQ” means The NASDAQ Stock Market LLC.

“Ordinary Shares” means the ordinary shares of eLong that are designated “Ordinary Shares” with a par value of $0.01 each.

“Outgoing Directors” shall have the meaning ascribed to this term in Section 2.3(a).

“Outgoing eLong VIE Shareholders” shall have the meaning ascribed to this term in Section 2.3(a).

“Party” or “Parties” shall have the meaning ascribed to these terms in the preamble to this Agreement.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

“Plateno” shall have the meaning ascribed to such term in the preamble to this Agreement.

“PRC” means the People’s Republic of China.

“Pro Rata Portion” shall mean, with respect to a Purchaser Party, the quotient of (a) the portion of the Purchase Price set forth opposite the applicable Purchaser’s name (or, in the case of Ctrip, opposite C-Travel’s name) on Schedule 3 and (b) the total Purchase Price.

“Providing Party” shall have the meaning ascribed to this term in Section 5.1.

“Purchase Price” means US$670,879,680.

“Purchaser Control Documents” shall have the meaning ascribed to this term in Section 2.4(a).

“Purchaser Directors” shall have the meaning ascribed to this term in Section 2.3(a).

“Purchaser Group Companies” means each Purchaser Party and any and all corporations, partnerships, limited liability companies, joint ventures, associations and other entities controlled by any Purchaser Party, directly or indirectly through one or more intermediaries, including any variable interest entity controlled by and consolidated with any Purchaser Party.

“Purchaser Indemnified Party” shall have the meaning ascribed to this term in Section 6.3.

“Purchaser Indemnifying Parties” means the Ctrip Parties, the Keystone Purchasers and/or Luxuriant, as the case may be, pursuant to Section 6.2.

“Purchaser Party” means Ctrip, C-Travel, the Keystone Purchasers and Luxuriant (and each of them collectively).

“Purchaser VIE Shareholders” shall have the meaning ascribed to this term in Section 2.3(a).

“Purchasers” means C-Travel, the Keystone Purchasers and Luxuriant.

“Receiving Party” shall have the meaning ascribed to this term in Section 5.1.

“Representatives” shall have the meaning ascribed to this term in Section 5.1.

“Request” shall have the meaning ascribed to this term in Section 7.8(c).

“Respondent” shall have the meaning ascribed to this term in Section 7.8(c).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United State Securities Act of 1933, as amended.

“Seller” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Seller Bank Account” shall have the meaning ascribed to this term in Section 2.4(a)(i); provided that following the Closing Seller may designate a different Seller Bank Account by notice to Ctrip given pursuant to Section 7.1 or as otherwise provided in the Escrow Agreement.

“Subsidiary” of any Person means any and all corporations, partnerships, limited liability companies, joint ventures, associations and other entities controlled by such Person directly or indirectly through one or more intermediaries, including any variable interest entity controlled by and consolidated with such Person.

“Tax” or “Taxes” means (a) any federal, national, provincial, municipal, local or taxes, duties, imposts, levies, or other like assessments in the nature of a tax, in each case, imposed by any Governmental Authority, including, without limitation, all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, tariffs (including import duty and import value-added tax), and other taxes, and (b) all interest, penalties (administrative, civil or criminal), or additional amounts imposed by any Governmental Authority in connection with any item described in clause (a) above.

“Taxing Authority” means any Governmental Authority responsible for the administration of any Tax.

“Third-Party Claim” shall have the meaning ascribed to this term in Section 6.4.

“Transaction Documents” means this Agreement and the Escrow Agreement.

“Transferred Shares” shall have the meaning ascribed to this term in the recitals to this Agreement.

“VIE Withheld Amount” means US$1,500,000.

“Withheld Amount” means US$67,087,968.

“WFOE” means eLongNet Information Technology (Beijing) Co., Ltd. ..

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) The words “party” and “parties” shall, unless the context otherwise requires, be construed to mean a party or the parties to this Agreement, and any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(b) When a reference is made in this Agreement to an Exhibit, Schedule, Article or, Section or subsection, such reference is to an Exhibit, Schedule, Article or, Section or subsection of this Agreement.

(c) The headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement.

(d) Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.”

(e) The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f) All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

(g) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(h) The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

(i) References to a Person are also to its successors and permitted assigns.

(j) The term “days” shall refer to calendar days.

(k) The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(l) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.

(m) References herein to any gender include the other gender.

(n) The term “US$” means United States (U.S.) Dollars. All references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) Dollars except where another currency is explicitly referenced and all payments hereunder shall be made in United States Dollars.

(o) The parties hereto have each participated in the negotiation and drafting of this Agreement and if any ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or burdening any Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts thereof.

ARTICLE II

SALE AND PURCHASE OF SHARES

Section 2.1 Sale and Purchase of Transferred Shares. On the basis of the representations and warranties contained in this Agreement, and upon the terms and subject to the conditions of this Agreement, the Seller hereby agrees to transfer to each of the Purchasers, and each of the Purchasers hereby agrees to purchase from the Seller, all of the Seller’s right, title and interest to the number of Transferred Shares set forth opposite such Purchaser’s name on Schedule 3, in exchange for the payment by each Purchaser to the Seller of the portion of the Purchase Price set forth opposite such Purchaser’s name on Schedule 3.

Section 2.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the purchase and sale of the Transferred Shares as contemplated by this Agreement (the “Closing”) shall take place on the date hereof (the “Closing Date”), simultaneously with the execution and delivery of this Agreement by the Parties, at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong (or at such other location, date or time as the Parties may mutually agree upon in writing). The Closing may be accomplished by facsimile or email (in PDF format) transmission to the respective offices of legal counsel for the Parties of the requisite documents, duly executed where required, delivered upon actual confirmed receipt, with originals to be delivered thereafter. The Parties acknowledge and agree that all transactions occurring at the Closing shall be deemed to have been taken and all documents to be executed and delivered by all Parties at the Closing shall be deemed to have been executed and delivered simultaneously, and no proceedings or actions shall be deemed taken nor any document deemed executed or delivered until all have been taken, executed and delivered. Unless the Parties otherwise agree in writing, if the Closing is not consummated at or prior to 8:00pm (Hong Kong time) on the date hereof, this Agreement shall automatically terminate and become null and void ab initio.

Section 2.3 Closing Deliveries by the Expedia Parties. Simultaneously with the execution and delivery of this Agreement by the Parties, the Expedia Parties shall deliver or cause to be delivered:

(a) to the Purchasers:

(i) duly issued share certificate(s) in the name of the applicable Purchaser, dated as of the Closing Date, evidencing their ownership of the number of Transferred Shares to be sold to such Purchaser hereunder as set forth opposite such Purchaser’s name on Schedule 3;

(ii) an extract of the Register of Members of eLong, dated as of the Closing Date and duly certified by the registered office provider of eLong, evidencing the ownership by the applicable Purchasers of all of the Transferred Shares;

(iii) a true and complete copy of the resolutions, duly and validly adopted by the board of directors of the Seller, evidencing its authorization of the execution and delivery of each Transaction Document to which the Seller is a party and the consummation of the transactions contemplated hereby and thereby;

(iv) duly executed resignation and release letters, dated as of the Closing Date and in the form attached hereto as Exhibit A, of each of the directors of eLong that are listed on Schedule 1 (the “Outgoing Directors”), evidencing their resignation as members of the eLong Board of Directors (and as officer, director, supervisor and/or observer of all other eLong Group Companies if such Outgoing Director also serves any such position);

(v) a true and complete copy of the resolutions of the eLong Board of Directors, duly resolving on (u) increasing the size of the eLong Board of Directors to sixteen members, (v), appointment of individuals set forth on Schedule 2 (the “Purchaser Directors”) to the eLong Board of Directors; (w) acceptance of the resignations of the Outgoing Directors, (x) reducing the size of the eLong Board of Directors to nine members, (y) calling an Extraordinary General Meeting in accordance with the Memorandum and Articles of Association to ratify the appointment of the Purchaser Directors, and (z) authorizing and approving the Circular attached hereto as Exhibit B and directing such Circular to be mailed in accordance with the provisions of the Memorandum and Articles of Association to all members of record as of May 25, 2015 in respect of such Extraordinary Meeting, provided that, each of the foregoing resolutions by their terms are subject to (and effective upon) the completion of the Closing hereunder;

(vi) a copy of the register of directors of eLong, dated as of the Closing Date and duly certified by the registered office provider of eLong, evidencing the resignation of each of the Outgoing Directors as directors of eLong and the appointment of the Purchaser Directors;

(vii) an instrument of transfer executed by the Seller in the form attached as Exhibit C to this Agreement;

(viii) In each case in a form agreed between Ctrip and Expedia prior to the date hereof, (A) equity transfer agreements, dated as of the Closing Date, duly executed and delivered by each of the individual nominee shareholders of the eLong VIEs (the “Outgoing eLong VIE Shareholders”) transferring their entire entity interests in the eLong VIEs to the individuals designated by the Purchasers (the “Purchaser VIE Shareholders”) at an aggregate price of RMB16,500,000, which the Parties agree represents the fair market value of the eLong VIEs at the date hereof, (B) an amendment to the existing articles of association of the applicable eLong VIEs to reflect the transfer of equity interests, (C) a resolution or written decision from the shareholder(s) of the applicable eLong VIEs approving the change of shareholders and amendment of the articles of association, (D) application form(s) issued by the local counterpart to the PRC State Administration for Industry and Commerce for the change of shareholders, and the amendment to the articles of association, duly executed by the existing legal representative of each of the relevant eLong VIEs and affixed with its company seal, (E) undertaking agreement, dated as of the Closing Date, duly executed and delivered by each of the Outgoing eLong VIE Shareholders, Purchaser VIE Shareholders, the eLong VIEs and the relevant eLong Group Company pursuant to which the Purchaser VIE Shareholder will assume rights and obligations of Outgoing eLong VIE Shareholders under the Control Documents to which any of the Outgoing eLong VIEs Shareholders is a party, (F) a resolution or written decision from the shareholders of each of the eLong VIEs and the WFOE approving the abovementioned undertaking agreement and the Purchaser Control Documents as defined below, (G) application documents and form(s) required by the local counterpart to the PRC State Administration for Industry and Commerce for de-registration of equity interest pledge contemplated under the Control Documents, duly executed by each of the existing shareholders of the eLong VIEs, and (H) the additional forms of all necessary agreements and other resolutions or documents to enable eLong to have effective control over the eLong VIEs and the Purchaser VIE Shareholders following the Closing, as set forth on Schedule 4 (the “Purchaser Control Documents”) ((A) through (H), collectively the “eLong VIE Nominee Shareholder Change Documents”).

Section 2.4 Closing Deliveries by the Purchasers and Ctrip. Simultaneously with the execution and delivery of this Agreement by the Parties, the Purchasers shall deliver or cause to be delivered:

(a) to the Seller:

(i) with respect to C-Travel, an amount in cash equal to (A) the portion of the Purchase Price set forth opposite C-Travel’s name on Schedule 3 minus (B) the sum of the Withheld Amount and the VIE Withheld Amount, by wire transfer in immediately available funds to a bank account designated by the Seller prior to the date of this Agreement (the “Seller Bank Account”) (it being understood and agreed that, except for the Withheld Amount and the VIE Withheld Amount, no amounts shall be withheld or deducted from, or set off against, the amount payable by C-Travel pursuant to this provision for any reason);

(ii) with respect to each of the Keystone Purchasers and Luxuriant, an amount in cash equal to the portion of the Purchase Price set forth opposite such Purchaser’s name on Schedule 3, by wire transfer in immediately available funds to the Seller Bank Account (it being understood and agreed that no amounts shall be withheld or deducted from, or set off against, the amounts payable by the Keystone Purchasers and Luxuriant pursuant to this provision for any reason);

(iii) a true and complete copy of the resolutions duly and validly adopted by the respective board of directors of each of the Purchasers and Ctrip, evidencing its authorization of the execution and delivery of the Transaction Documents to which such Purchaser or Ctrip, as applicable, is party and the consummation of the transactions contemplated hereby and thereby;

(iv) an instrument of transfer executed by each of the Purchasers in the form attached as Exhibit C to this Agreement in respect of the number of Transferred Shares to be sold to such Purchaser hereunder as set forth opposite such Purchaser’s name on Schedule 3;

(v) a letter executed by each of the Purchasers in the form attached as Exhibit D to this Agreement in respect of the number of Transferred Shares to be sold to such Purchaser hereunder as set forth opposite such Purchaser’s name on Schedule 3;

(vi) a written confirmation executed by each of the Purchasers in the form attached as Exhibit E to this Agreement in respect of the number of Transferred Shares to be sold to such Purchaser hereunder as set forth opposite such Purchaser’s name on Schedule 3; and

(vii) signed counterparts from the Purchaser VIE Shareholders to the Purchaser Control Documents and the applicable eLong VIE Nominee Shareholder Change Documents.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE EXPEDIA PARTIES

Except as set forth in the Seller Disclosure Letter, the Expedia Parties hereby jointly and severally represent and warrant to the Ctrip Parties, the Keystone Purchasers and Luxuriant each of the representations and warranties contained in this Article III.

Section 3.1 Existence and Power. (i) The Seller is an exempted company, duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, (ii) Expedia is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and (iii) each such entity has all necessary corporate power and authority to enter into each of the Transaction Documents to which such entity is a party and to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. In each case, to the Knowledge of Expedia, eLong is an exempted company, duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and each of the other eLong Group Companies is duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization.

Section 3.2 Authorization; Execution and Delivery; Binding Obligations. The execution, delivery and performance by each Expedia Party of each Transaction Document to which such Expedia Party is a party have been duly authorized by all necessary corporate action on the part of each such Expedia Party. Each Transaction Document has been duly executed and delivered by each Expedia Party a party hereto or thereto and, when executed and delivered by the other parties hereto or thereto, assuming due authorization, execution and delivery hereof by each Purchaser Party a party thereto, constitutes a legal, valid and binding obligation of each such Expedia Party, enforceable against each such Expedia Party in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally. Without limiting the generality of the foregoing, no approval by the shareholders of eLong or the shareholders of either Expedia Party is required in connection with the Transaction Documents, the performance by Expedia or its Affiliates of its obligations hereunder or thereunder, or the consummation by Expedia and its Affiliates of the transactions contemplated hereby or thereby.

Section 3.3 Title to the Transferred Shares. As of immediately prior to the execution and delivery of this Agreement by the Parties, the Seller is the sole and exclusive record owner of the Transferred Shares and the Expedia Parties are the sole beneficial owners of the Transferred Shares, free and clear of any Encumbrances and restrictions on transfer (other than Encumbrances and restrictions under applicable securities Laws, the Investor Agreement, the 2011 Investor Rights Agreement and the Memorandum and Articles of Association). Neither Expedia Party is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any of the Transferred Shares, and other than this Agreement and the 2011 Investor Rights Agreement, there are no outstanding contracts or understandings to which either Expedia Party is a party involving the purchase, sale or other acquisition or disposition of the Transferred Shares or any interest therein. The extract of Register of Members of eLong and related certification issued by the registered office provider of eLong and delivered to the Purchasers by Seller pursuant to Section 2.3 hereof, evidencing the ownership by the applicable Purchaser of the Transferred Shares to be purchased by such Purchaser hereunder as set forth opposite such Purchaser’s name on Schedule 3, will transfer to such applicable Purchaser good and valid title to such Transferred Shares, free and clear of all Encumbrances and restrictions on transfer (except for restrictions on transfer under applicable securities Laws, the Investment Agreement, the 2011 Investor Rights Agreement and the Memorandum and Articles of Association, and except for any restrictions arising under any arrangements made by or among one or more Purchasers) and the Transferred Shares to be transferred hereunder by the Seller to such applicable Purchaser shall be fully paid and nonassessable with such Purchaser being entitled to all rights accorded to a holder of Ordinary Shares. The sale of the Transferred Shares pursuant to this Agreement is not subject to preemptive or other similar rights of any security holder of eLong or the Expedia Parties.

Section 3.4 No Violation. The execution, delivery and performance by each Expedia Party of each Transaction Document to which such Expedia Party is a party do not, and will not, (a) violate, conflict with or result in the breach of any provision of the memorandum and articles of association (or similar organizational documents) of any Expedia Party or any of their Affiliates, or, to the Knowledge of Expedia, eLong, (b) conflict with or violate any Law or Governmental Order applicable to any Expedia Party or any of their Affiliates or the assets, properties or businesses of any Expedia Party or any of their Affiliates or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which any Expedia Party or any of their Affiliates is a party or result in the creation of any liens upon any of the properties or assets of any Expedia Party or any of their Affiliates; other than, in the case of clauses (b) and (c) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not, individually or in the aggregate, materially and adversely affect such Expedia Party or Affiliate or the ability of the Expedia Parties to consummate the transactions hereunder or under the other Transaction Documents.

Section 3.5 Governmental Consents and Approvals. The execution, delivery and performance by each Expedia Party of the Transaction Documents to which such Expedia Party is party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, other than any approvals or filings required for, or in connection with or in compliance with any obligations under the Exchange Act and the rules and regulations of NASDAQ, and, subject to the accuracy of the representations and warranties of the Purchasers and Ctrip in Section 4.4.

Section 3.6 Capitalization. To the Knowledge of Expedia:

(a) As of May 19, 2015, the authorized share capital of eLong consists of (i) 150,000,000 ordinary shares, par value $0.01 per share, of which 39,879,381.9 shares are issued and outstanding and (ii) 50,000,000 ordinary high-vote shares, par value $0.01 per share, of which 33,589,204 shares are issued and outstanding, and 58,205,620 preferred shares, par value $0.01 per share, none of which are outstanding. All of the issued and outstanding Equity Securities (including the Transferred Shares) have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) As of April 30, 2015, except for options to acquire 847,543 Ordinary Shares and 5,822,456 restricted share units issued and outstanding pursuant to eLong’s share incentive plans or as otherwise disclosed in the eLong SEC Reports and except pursuant to the 2011 Investor Rights Agreement, there are no outstanding material subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which any of the eLong Group Companies is a party obligating eLong to (i) issue, transfer or sell any shares of capital stock or other equity interests of eLong or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement or (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests.

(c) Except as set forth in Section 3.6(a) or as disclosed in the eLong SEC Reports, eLong has no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of eLong on any matter.

(d) Except for the 2011 Investor Rights Agreement, there are no voting trusts or other agreements or understandings to which eLong or any Expedia Party is a party with respect to the voting of the capital stock or other equity interest of eLong.

(e) The eLong VIEs, alone or together, control all other existing variable interest entities consolidated with eLong and its Subsidiaries.

Section 3.7 SEC Filings; Financial Statements.

(a) To the Knowledge of Expedia, eLong has filed or otherwise furnished (as applicable) all forms, reports and documents required to be filed with or furnished to the SEC by eLong since December 31, 2012. To the Knowledge of Expedia in each case, as of the date of filing, in the case of eLong SEC Reports filed pursuant to the Exchange Act (and to the extent such eLong SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of eLong SEC Reports filed pursuant to the Securities Act (and to the extent such eLong SEC Reports were amended, then as of the date of effectiveness of such amendment), the eLong SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable).

(b) In each case, to the Knowledge of Expedia, each of the consolidated balance sheets, and the related consolidated statements of operations, cash flows and changes in equity, included or incorporated in the eLong SEC Reports: (i) has been prepared from, and are in accordance with, the books and records of the eLong Group Companies in all material respects, (ii) presents fairly in all material respects the consolidated financial position of the eLong Group Companies as of the dates shown and the results of the consolidated operations, cash flows and changes in equity of eLong and the consolidated eLong Group Companies for the respective fiscal periods or as of the respective dates therein set forth, subject, in the case of any unaudited financial statements, to the omission of certain notes, exclusion of cash flow statements in the case of interim financial information and normal year-end audit adjustments and (iii) has been prepared in accordance with GAAP consistently applied during the periods involved, except as otherwise set forth in the notes thereto, subject, in the case of any unaudited financial statements, to the omission of certain notes, exclusion of cash flow statements in the case of interim financial information and normal year-end audit adjustments.

Section 3.8 Anti-Corruption. Except as otherwise disclosed in the eLong SEC Reports (excluding disclosures of risks included in any forward-looking statement disclaimers or other statements that are similarly non-specific and are predictive and forward-looking in nature) and in each case to the Knowledge of Expedia: (a) no eLong Group Company nor, any agent, representative, director, officer or employee of any such Person acting on behalf of such Person, has taken any action that has or would reasonably be expected to result in, or has been the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding, any violation of any applicable Laws relating to anti-bribery, anti-corruption, anti-money laundering, unlawful political contributions or gifts, corrupt practices, record keeping and internal control Laws and similar measures (“Anti-Corruption Laws”), including to the extent applicable the U.S. Foreign Corrupt Practices Act and the PRC Anti-Corruption Laws; (b) each such Person has implemented adequate procedures to ensure compliance by each director, officer or employee of such Person with applicable Anti-Corruption Laws, and has instituted and maintained reasonable policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith; and (c) no direct equity holder of any eLong Group Company other than eLong, and no officer or director of any eLong Group Company, is a candidate for political office, or an employee or officer of any government, or of any political party.

Section 3.9 Exempt Offering; Investment Company.

(a) Assuming the truth and accuracy of the representations and warranties of the Purchasers and Ctrip in Section 4.6 and Section 4.7, the offer and sale of the Transferred Shares under this Agreement are or will be exempt from the registration requirements and prospectus delivery requirements of the Securities Act, and from the registration or qualification requirements of any other applicable securities Laws and regulations.

(b) To the Knowledge of Expedia, eLong is not required to register as an “investment company” as such term is defined in the U.S. Investment Company Act of 1940, as amended.

Section 3.10 Absence of Litigation. No Legal Proceedings are pending with respect to the Transferred Shares or any Expedia Party or any of its Affiliates or, to the Knowledge of Expedia, eLong or any of its Subsidiaries, in each case which would reasonably be expected to prohibit or materially delay the consummation of the transactions contemplated by the Transaction Documents.

Section 3.11 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by or on behalf of either Expedia Party or any of their respective Affiliates.

Section 3.12 No Additional Representations. Each Expedia Party acknowledges that none of the Purchaser Parties makes any representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement or another Transaction Document, and specifically (but without limiting the generality of the foregoing) that the Purchaser Parties make no representations or warranties with respect to (a) any projections, estimates or budgets delivered or made available to the Expedia Parties (or any of its Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Purchaser Group Companies or (b) the future business and operations of the Purchaser Group Companies.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE CTRIP PARTIES, THE

KEYSTONE PURCHASERS AND LUXURIANT

The Ctrip Parties hereby jointly and severally (and not jointly and severally with any of the Keystone Purchasers or Luxuriant) represent and warrant to the Expedia Parties with respect to themselves (and, where applicable, their Affiliates and, with respect to Section 4.4, with respect to any and all Purchaser Parties), the Keystone Purchasers jointly and severally (and not jointly and severally with any of the Ctrip Parties or Luxuriant) represent and warrant to the Expedia Parties with respect to themselves (and, where applicable, their Affiliates and, with respect to Section 4.4, with respect to any and all Purchaser Parties), and Luxuriant severally but not jointly with any of the Ctrip Parties or the Keystone Purchasers represents and warrants to the Expedia Parties with respect to itself (and, where applicable, its Affiliates and, with respect to Section 4.4, with respect to any and all Purchaser Parties), each of the representations and warranties contained in this Article IV.

Section 4.1 Existence and Power. (i) Such applicable Purchaser Party is duly incorporated, validly existing and in good standing under the laws of Cayman Islands or British Virgin Islands, as the case maybe, and (vi) each such entity has all necessary corporate (or similar) power and authority to enter into each of the Transaction Documents to which such entity is party and to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

Section 4.2 Authorization; Execution and Delivery; Binding Obligations. The execution, delivery and performance by each Purchaser Party of each Transaction Document to which such Person is a party have been duly authorized by all necessary corporate action on the part of each such Person. Each Transaction Document has been duly executed and delivered by each Purchaser Party that is a party thereto and, when executed and delivered by the other parties hereto or thereto, assuming due authorization, execution and delivery hereof by each Expedia Party and of such other Transaction Documents by each Expedia Party a party thereto, constitutes a legal, valid and binding obligation of each such Purchaser Party, enforceable against each such Purchaser Party in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally. Without limiting the generality of the foregoing, no approval by the shareholders of Ctrip, the Keystone Purchasers or Luxuriant is required in connection with the Transaction Documents, the performance by any Purchaser Party or its respective Affiliates of its obligations hereunder or thereunder, or the consummation by any Purchaser Party and its respective Affiliates of the transactions contemplated hereby or thereby.

Section 4.3 No Violation. The execution, delivery and performance by each Purchaser Party of each Transaction Document to which such Person is party do not and will not (a) violate, conflict with or result in the breach of any provision of the memorandum and articles of association (or similar organizational documents) of any Purchaser Party or any of their respective Affiliates or (b) conflict with or violate any Law or Governmental Order applicable to any Purchaser Party or any of their respective Affiliates or the assets, properties or businesses of any Purchaser Party or any of their respective Affiliates, (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which any Purchaser Party or any of their respective Affiliates is a party, or result in the creation of any liens upon any of the properties or assets of any Purchaser Party or any of their respective Affiliates; other than, in the case of clauses (b) and (c) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not, individually or in the aggregate, materially and adversely affect such Purchaser Party or Affiliate or the ability of the Purchaser Parties to consummate the transactions hereunder or under the other Transaction Documents.

Section 4.4 Governmental Consents and Approvals. None of the execution, delivery and performance by any Purchaser Party individually or by the Purchaser Parties collectively of the Transaction Documents to which such Person(s) is/are a party require or will require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, other than any approvals or filings required for, or in connection with or in compliance with its obligations under the Securities Act and the Exchange Act and the rules and regulations of NASDAQ, and, subject to the accuracy of the representations and warranties of the Expedia Parties in Section 3.5.

Section 4.5 Absence of Litigation. No Legal Proceedings are pending with respect to the any Purchaser Party or any of its Affiliates which would reasonably be expected to prohibit or materially delay the consummation of the transactions contemplated by the Transaction Documents.

Section 4.6 Purchase for Own Account; Economic Risk; Financial Capability. Each Purchaser is acquiring the Transferred Shares to be purchased by such Purchaser hereunder for investment for its own account and not with a view to the distribution thereof in violation of the Securities Act. Each Purchaser acknowledges that it can bear the economic risk of its investment in such Transferred Shares, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in such Transferred Shares. Each of the Purchasers has available sufficient cash for it to complete the transactions contemplated by each Transaction Document to which such Person is party, and to satisfy all of the obligations of each such Person under the Transaction Documents.

Section 4.7 Private Placement; Non-U.S. Person. The Purchaser Parties understand that (a) the Transferred Shares have not been registered under the Securities Act or any state securities Laws, by reason of their transfer by the Seller in a transaction exempt from the registration requirements thereof and (b) the Transferred Shares may not be sold unless such disposition is registered under the Securities Act and applicable state securities Laws or the securities laws of any applicable jurisdiction or is exempt from registration thereunder. Each Purchaser represents that it is not a U.S. Person and is located outside of the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act.

Section 4.8 Legend. Each Purchaser Party understands that the certificate(s) representing the Transferred Shares will bear a legend to the following effect:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S),

UNLESS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IS AVAILABLE.”

Section 4.9 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by or on behalf of any Purchaser Party.

Section 4.10 Purchaser VIE Shareholders and Purchaser Directors.

(a) As of the date of this Agreement, neither of the Ctrip Parties has a reason to believe that the Purchaser VIE Shareholders will knowingly breach the Purchaser Control Documents during the period from the Closing to the time when such Purchaser VIE Shareholders cease to hold equity interests in the VIE; and

(b) As of the date of this Agreement, neither Ctrip nor any Purchaser has a reason to believe that the Purchaser Directors will take any actions (as a director on the eLong Board of Directors) that would constitute a breach of their fiduciary duties to eLong from the Closing to the time when the eLong shareholders shall have ratified the appointment of the Purchaser Directors to the eLong Board of Directors at the Extraordinary General Meeting contemplated by Section 5.5.

Section 4.11 No Additional Representations. Each Purchaser Party acknowledges that neither of the Expedia Parties makes any representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement or another Transaction Document, and specifically (but without limiting the generality of the foregoing) that the Expedia Parties make no representations or warranties with respect to (a) any projections, estimates or budgets delivered or made available to any Purchaser Party (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the eLong Group Companies or (b) the future business and operations of the eLong Group Companies.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Confidentiality. Subject to the disclosures permitted by Section 7.2, each of the Parties acknowledges that the information being provided to such Party (the “Receiving Party”) in connection with the transactions contemplated by this Agreement may be material non-public information and hereby covenants and agrees to keep, and cause its Affiliates and its and its Affiliates’ directors, officers, employees, accountants, agents, counsel and other representatives (collectively, “Representatives”) to keep, confidential any information identified by the Party providing information hereunder (the “Providing Party”) as confidential, unless (a) such information becomes generally available to the public (other than as a result of a breach of this Section 5.1 by the Receiving Party, its Affiliates or their Representatives), (b) such information was available to the Receiving Party on a non-confidential basis from a source (other than the Providing Party, its Affiliates or their Representatives) that, to the Receiving Party’s knowledge, is not and was not prohibited from disclosing such information to such Receiving Party by a contractual, legal or fiduciary obligation or (c) the Receiving Party is required by applicable Law or any Governmental Order to disclose such information; provided, however, that in an event specified in clause (c) above, (i) the Receiving Party shall provide the Providing Party with prompt prior written notice of such required disclosure and (ii) the Receiving Party shall disclose only that portion of the confidential information that such Receiving Party is advised by counsel is legally required.

Section 5.2 Books and Records. For a period of seven (7) years after the date of this Agreement (or to the extent relating to Taxes or Tax matters, if later, until thirty (30) days following the expiration of the applicable statutes of limitations), the Purchasers shall cause eLong to provide Expedia with all financial and other relevant information related to the eLong Group Companies in respect of facts or circumstances existing on, or matters arising at or prior to, the Closing Date, in a timely manner and consistent with past practice, that are reasonably required by Expedia in connection with Expedia’s financial reporting requirements under the Securities Act and Exchange Act or its Tax reporting requirements and Tax compliance obligations (including in connection with any Tax proceeding), or to comply with any Law applicable to it; provided, that Expedia shall only use the information obtained pursuant to this Section 5.2 in connection with the purposes set forth herein.

Section 5.3 Certain PRC Tax Matters.

(a) No later than the Closing, the Seller and Ctrip shall enter into an account operation agreement and a fee letter with Bank of America, NA, Hong Kong Branch, as Escrow Agent (the “Escrow Agent”) in the form attached as Exhibit G hereto (the “Escrow Agreement”), pursuant to which C-Travel shall deposit an amount equal to the Withheld Amount into a segregated escrow account (the “Escrow Fund”) established by the Escrow Agent upon Closing.

(b) The Parties hereby acknowledge, covenant and agree that (i) the Purchaser Parties shall have no obligation to pay any Tax assessed by the applicable PRC Taxing Authority on the Expedia Parties, or any other Tax of a nature that is required by applicable Law to be paid by the Expedia Parties with respect to the sale of the Transferred Shares pursuant to this Agreement and (ii) the Expedia Parties agree to bear and pay any Tax assessed by the applicable PRC Taxing Authority on the Seller with respect to the sale of the Transferred Shares pursuant to this Agreement.

(c) The Expedia Parties shall (i) at their own expense, as soon as possible within thirty (30) days following the Closing Date, report the sale of the Transferred Shares to the applicable PRC Taxing Authority in accordance with the voluntary reporting provisions in Article 9 of The State Administration of Taxation’s Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-resident Enterprises (State Administration of Taxation Bulletin [2015] No. 7) (“Bulletin 7”) (and make such filings and disclosures in accordance therewith) and (ii) subject to Section 6.7, timely pay any Tax assessed by the applicable PRC Taxing Authority on the Seller with respect to the sale of the Transferred Shares in accordance with applicable Law. After such Tax reporting, the Expedia Parties agree to use their commercially reasonable efforts to promptly submit all documents lawfully requested by the applicable PRC Taxing Authority in connection with such Tax reporting, and give regular updates to Ctrip as to the determination (and deliver to Ctrip assessment notices, if any, issued by the applicable PRC Taxing Authority in connection with such determination). For each such Tax report or filing made pursuant to this Section 5.3(c), the Expedia Parties shall procure that a copy of the proof of such Tax report or filing is delivered substantially simultaneously to Ctrip and eLong in a timely manner. For purpose of this Section 5.3(c), the following shall be adequate evidence that a Tax report or filing has been made in respect of the Seller:

(i) an acknowledgement or receipt in respect of the filing by or on behalf of the Seller issued by the applicable PRC Taxing Authority or the original signature of an official of the applicable PRC Taxing Authority on the duplicate of the filing documents submitted by or on behalf of the Seller; or

(ii) an original written confirmation issued by the Seller or, if a filing agent is engaged, the filing agent, and executed by an authorized signatory thereof, attaching a copy of the filing made and confirming that it has submitted the Tax filing with the applicable PRC Taxing Authority in accordance with this Section 5.3(c), and confirming that the applicable PRC Taxing Authority does not issue, and has not issued, any acknowledgement or receipt in respect of the filing.

(d) Without limiting Section 5.2, the Purchaser Parties and their respective Affiliates shall provide (and shall use all reasonable efforts to cause eLong to provide) the Expedia Parties with all information and assistance, in a timely manner, that is reasonably requested by Expedia in connection with Tax reporting and payment of any Tax imposed by the applicable PRC Taxing Authority in respect of the sale of the Transferred Shares and related Tax proceedings and communications with the applicable PRC Taxing Authority (including but not limited to, information the Expedia Parties may reasonably require to support their legal positions and defenses with respect to such Tax), to the extent that such information or assistance by the Purchaser Parties or their respective Affiliates is not restricted under applicable Law or contracts in effect on the date hereof to which any of the Purchaser Parties or their respective Affiliates is a party (and, to the extent any such restriction exists, the Purchaser Parties shall provide the Expedia Parties with the evidence, to the extent required or requested by the applicable PRC Taxing Authority, of such restriction). If any PRC Taxing Authority issues or makes any notice, demand, assessment, letter or other formal or informal claim against any of the Purchaser Parties or eLong or any of their respective Affiliates regarding any PRC Tax liability or obligation in respect of the sale of the Transferred Shares, the Purchaser Parties shall promptly (and in any event within ten (10) Business Days) notify the Expedia Parties of such claim. To the extent that Expedia is restricted or prohibited from directly responding to or defending such claim, Expedia shall have the right to control the conduct of any such claim, and the Purchaser Parties shall (and shall use all reasonable efforts to cause eLong to) provide reasonable assistance and take such action in connection with contesting any such claim as the Expedia Parties may reasonably request from time to time, including the selection of counsel and experts and the execution of powers of attorney, provided that the Expedia Parties shall have agreed to reimburse the Purchaser Parties and eLong, as applicable, for all reasonable out-of-pocket costs and expenses that the Purchaser Parties and eLong incur in contesting such claim (including reasonable attorneys’ and accountants’ fees and disbursements). Except with Expedia’s prior written consent (not to be unreasonably withheld, conditioned or delayed) or pursuant to Expedia’s reasonable request, the Purchaser Parties shall not (and shall use all reasonable efforts to cause eLong not to) (i) provide any information to, or engage in any correspondence or interaction with, any PRC Taxing Authority in respect of any Tax imposed or that may be imposed on the sale of the Transferred Shares pursuant to this Agreement or (ii) settle, abandon or compromise, either administratively or after commencement of litigation, any claim with respect to any PRC Tax liability or obligation in respect of the sale of the Transferred Shares pursuant to this Agreement (it being understood and agreed that Expedia’s prior written consent shall be deemed to be unreasonably withheld, conditioned or delayed with respect to a Purchaser Party for the purposes of this sentence if (x) a failure by such Purchaser Party to take any such action would materially and adversely affect the business operations of such Purchaser Party and (y) Expedia does not give its prior written consent to the taking of such action by such Purchaser Party (or agree to compensate such Purchaser Party for any Losses resulting from Expedia’s failure to give such consent) within a reasonable amount of time after receiving written notification from the Purchaser Parties of such material and adverse effect (together with a reasonably detailed description thereof).

Section 5.4 VIE Shareholder Tax Matters.

(a) To the extent reasonably possible, within three (3) Business Days of the Closing Date, and in any event within the applicable time limits prescribed under applicable Law, the Expedia Parties, at their own expense and on behalf of the Outgoing eLong VIE Shareholders (as the taxpayers), the eLong VIEs (as the targets) and the Purchaser VIE Shareholders (as the withholding agents), respectively, shall report, or cause to be reported, to each relevant PRC Taxing Authority the transfer of the equity interests in the eLong VIEs from the Outgoing eLong VIE Shareholders to the Purchaser VIE Shareholders pursuant to the eLong VIE Nominee Shareholder Change Documents. Subject to Section 5.4(b), the Ctrip Parties shall timely pay (or cause to be paid) any Tax assessed by a relevant PRC Taxing Authority with respect to the transfer of the equity interests in the eLong VIEs from the Outgoing eLong VIE Shareholders to the Purchaser VIE Shareholders pursuant to the eLong VIE Nominee Shareholder Change Documents. The Expedia Parties shall have the right to control the conduct of any claim, investigation, proceeding, or communication with a relevant PRC Taxing Authority in connection with any such Taxes.

(b) In the event that the applicable PRC Taxing Authority has made a formal assessment that is final in nature that a certain amount of Taxes is required to be paid with respect to the sale of the equity interests of an eLong VIE by an Outgoing eLong VIE Shareholder to the applicable Purchaser VIE Shareholder or if the applicable PRC Taxing Authority has made a written or non-written demand for the payment of such Taxes, the Party that receives such formal assessment or demand (whether from the relevant PRC Taxing Authority or from any other Person) shall promptly after receipt of such formal assessment or demand inform the other Parties of such assessment or demand and, if such assessment or demand is made in writing, provide such other Parties with a copy thereof. If the Expedia Parties do not formally or informally contest (or cause to be contested) such assessment or demand within five (5) Business Days of the receipt thereof by the Expedia Parties, Ctrip shall, within two (2) Business Days after the end of such five (5) Business Day period, or, in the event the Expedia Parties do contest (or cause to be contested) such assessment or demand, Ctrip shall, within two (2) Business Days after the final resolution of such contest (as determined by Expedia), (i) unless disallowed by the relevant PRC Taxing Authority, pay or cause eLong to pay such Taxes directly to the relevant PRC Taxing Authority on behalf of such Outgoing VIE eLong Shareholder (or, to the extent practical and reasonable, pay an amount equal to the amount of such Taxes to the applicable Outgoing eLong VIE Shareholder and cause such Outgoing eLong VIE Shareholder to remit such amount of Taxes to the relevant PRC Taxing Authority), and (ii) provide Expedia, as soon as reasonably practicable, with evidence of such payment issued by the applicable PRC Taxing Authority, whereupon the amount so paid to the applicable PRC Taxing Authority shall be deemed to have been paid and fully settled by the Ctrip Parties to the applicable PRC Taxing Authority on behalf of the relevant Outgoing eLong VIE Shareholder. In the event that (i) an applicable PRC Taxing Authority finally determines the amount of Taxes required to be paid with respect to the sale of the equity interests of an eLong VIE by an Outgoing eLong VIE Shareholder to the applicable Purchaser VIE Shareholder (or makes a written or non-written demand for the payment of such amount of Taxes) and the Expedia Parties do not formally or informally contest (or cause to be contested) such assessment or demand within five (5) Business Days of the receipt thereof by the Expedia Parties and (ii) the portion of the VIE Withheld Amount not theretofore paid to an applicable PRC Taxing Authority pursuant to this Section 5.4(b) is insufficient to pay such Taxes, then Expedia shall promptly pay an amount equal to such shortfall to Ctrip by wire transfer in immediately available funds to the Ctrip Bank Account (and Ctrip shall promptly cause such amount of Taxes to be paid to the applicable PRC Taxing Authority in accordance with the provisions of the immediately preceding sentence). To the extent that, at the time of any payment to an applicable PRC Taxing Authority pursuant to this Section 5.4(b), all other Taxes imposed by the relevant PRC Taxing Authorities and required to be paid with respect to the sale of the equity interests of the eLong VIEs by the Outgoing eLong VIE Shareholders to the Purchaser VIE Shareholders have been fully settled (or deemed fully settled) pursuant to this Section 5.4, or, if earlier, on the second anniversary of the Closing Date, Ctrip shall promptly pay an amount equal to the excess, if any, of (x) the VIE Withheld Amount over (y) the aggregate amount previously paid to the applicable PRC Taxing Authorities pursuant to this Section 5.4(b), to Seller by wire transfer in immediately available funds to the Seller Bank Account.

Section 5.5 Shareholder Meeting. The Purchasers shall take all necessary action to cause, and will not take action to prevent, an Extraordinary General Meeting to be held, and meeting materials (including the Circular) related to the Extraordinary General Meeting to be mailed out, as promptly as practicable (and in any event within 31 days) following the Closing Date for the purpose of ratifying the appointment of the Purchaser Directors to the eLong Board of Directors.

Section 5.6 Purchaser VIE Shareholders. Immediately following the Closing, the Purchasers shall cause the Purchaser VIE Shareholders to enter into employment agreements with eLong effective immediately following the Closing, substantially in the form attached hereto as Exhibit G.

Section 5.7 Post-Closing Transition Period. Until such time as the eLong shareholders shall have ratified the appointment of the Purchaser Directors to the eLong Board of Directors at the Extraordinary General Meeting contemplated by Section 5.5, the Purchasers shall, to the maximum extent permitted by Law, cause eLong to refrain from taking and cause the Purchaser Directors to refrain from approving or authorizing any of the following actions:

(a) any non-pro rata declaration of any dividend on, or the making of any non-pro rata distribution with respect to, any securities of eLong;

(b) any amendment, alteration or change to the powers, designations, preferences, rights, privileges, qualifications, limitations or restrictions of any of the eLong Equity Securities;

(c) any liquidation, dissolution, winding up, receivership or commencement of bankruptcy or similar proceeding with respect to any eLong Group Company;

(d) any transaction between any eLong Group Company, on the one hand, and Ctrip or any Affiliate of Ctrip (other than eLong and its Subsidiaries), on the other hand, that is not on arms’ length terms and not approved by the Audit Committee of the eLong Board of Directors; or

(e) any agreement or commitment to do any of the foregoing.

Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.7 is intended to, nor will it limit any action taken by, or any failure to take action by, any director of eLong in the exercise of his or her fiduciary duties, and in no event shall any such action or failure to act be deemed a breach by any Purchaser Party of its respective obligations under this Agreement.

ARTICLE VI

INDEMNIFICATION

Section 6.1 Survival of Representations and Warranties.

(a) The representations and warranties of each of the Ctrip Parties, the Keystone Purchasers and Luxuriant contained in this Agreement shall survive for twelve (12) months after the Closing; provided, however, that the Fundamental Purchaser Representations shall survive indefinitely. The covenants and agreements of the Ctrip Parties, the Keystone Purchasers and Luxuriant set forth herein shall survive the Closing until fully discharged in accordance with their terms. Neither the period of survival nor the liability of the Ctrip Parties, the Keystone Purchasers or Luxuriant with respect to their respective representations, warranties, covenants and agreements shall be reduced by any investigation made at any time by or on behalf of any Expedia Party.

(b) The representations and warranties of each of the Expedia Parties contained in this Agreement shall survive for twelve (12) months following the Closing;

provided, however, that the Fundamental Expedia Representations shall survive indefinitely. The covenants and agreements of the Expedia Parties set forth herein shall survive the Closing until fully discharged in accordance with their terms. Neither the period of survival nor the liability of the Expedia Parties with respect to their respective representations, warranties, covenants and agreements shall be reduced by any investigation made at any time by or on behalf of any of the Ctrip Parties, the Keystone Purchasers or Luxuriant.

(c) Notwithstanding the foregoing Section 6.1(a) and (b), any breach of any representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the Section 6.1(a) and (b) above if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time.

(d) Notwithstanding the foregoing Section 6.1(a) and (b), the expiration of the survival period under this Section 6.1 shall not apply in the case of fraud.

Section 6.2 Indemnification by Purchaser Parties. Following the Closing, each of (i) the Ctrip Parties, jointly and severally between themselves and severally and not jointly with any of the Keystone Purchasers and Luxuriant, (ii) the Keystone Purchasers, jointly and severally between themselves and severally and not jointly with any of the Ctrip Parties or Luxuriant, and (iii) Luxuriant, severally and not jointly with any of the Ctrip Parties or the Keystone Purchasers, shall indemnify and hold harmless each of the Expedia Parties and their respective Affiliates and their respective officers, directors, employees, agents, successors and assigns (each, an “Expedia Indemnified Party”) from and against any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable and documented attorneys’ fees and expenses) (each, a “Loss”) actually suffered or incurred by them (including any Action brought or otherwise initiated by any of them), arising out of or resulting from:

(a) the failure of any of the representations or warranties made herein by such Ctrip Parties, the Keystone Purchasers or Luxuriant to be true and accurate when made; and

(b) any breach or violation of, or failure to perform or fulfill, any covenants or agreements made herein by such Ctrip Parties, the Keystone Purchasers or Luxuriant.

Section 6.3 Indemnification by Expedia Parties. Following the Closing, the Expedia Parties shall, jointly and severally, indemnify and hold harmless each of the Ctrip Parties, the Keystone Purchasers, Luxuriant and their respective Affiliates and their respective officers, directors, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”) from and against any and all Losses actually suffered or incurred by any of them (including any Action brought or otherwise initiated by any of them), arising out of or resulting from:

(a) the failure of any of the representations or warranties made herein by the Expedia Parties to be true and accurate when made; or

(b) any breach or violation of, or failure to perform or fulfill, any covenants or agreements made herein by the Expedia Parties.

Section 6.4 Procedure Relating to Indemnification.

(a) If an Indemnified Party shall receive notice of any Action, audit, demand or assessment (each, a “Third-Party Claim”) against it or which may give rise to a claim for Loss under this Article VI, within thirty (30) calendar days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party or Indemnifying Parties, as the case may be, notice of such Third-Party Claim; provided, however, that the failure to provide such notice shall not release any Indemnifying Party from any of its obligations under this Article VI except to the extent that such Indemnifying Party is materially prejudiced by such failure and shall not relieve such Indemnifying Party from any other obligation or liability that it may have to any Indemnified Party otherwise than under this Article VI. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party or Indemnified Parties hereunder against any Losses that may result from such Third-Party Claim, then such Indemnifying Party or Indemnifying Parties, as the case may be, shall be entitled to assume and control the defense of such Third-Party Claim at its or their expense and through counsel of its or their choice if it or they give notice of such intention to do so to the Indemnified Party or Indemnified Parties, as the case may be, within fourteen (14) days of the receipt of notice from any Indemnified Party of such Third-Party Claim; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of the Indemnified Party or Indemnified Parties in its or their sole and absolute discretion for the same counsel to represent both the Indemnified Party or Indemnified Parties and the Indemnifying Party or Indemnifying Parties, then the Indemnified Party or Indemnified Parties shall be entitled to retain its or their own counsel in each jurisdiction for which the Indemnified Party determines counsel is required, at the expense of the Indemnifying Party or Indemnifying Parties, provided that in no event shall the Expedia Parties be required to bear the expense of more than one counsel for all Purchaser Indemnified Parties in any jurisdiction. In the event that the Indemnifying Party or Indemnifying Parties exercise the right to undertake any such defense against any such Third-Party Claim as provided above, the Indemnified Party or Indemnified Parties shall cooperate with the Indemnifying Party or Indemnifying Parties in such defense and make available to any Indemnifying Party, at such Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by such Indemnifying Party. Similarly, in the event any Indemnified Party is, directly or indirectly, conducting the defense against any such Third-Party Claim, such Indemnifying Party shall cooperate with the Indemnified Party or Indemnified Parties in such defense and make available to any Indemnified Party, at such Indemnifying Party’s or Indemnifying Parties’ expense, all such witnesses, records, materials and information in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as is reasonably required by any Indemnified Party. No Third-Party Claim may be settled (i) by any Indemnified Party without the prior written consent of the Indemnifying Party or Indemnifying Parties (which shall not be unreasonably withheld or delayed) if the Indemnifying Party or Indemnifying Parties acknowledge in writing its or their obligation to indemnify such Indemnified Party hereunder against any Losses that may result from such Third-Party Claim or (ii) by any Indemnifying Party without the prior written consent of the Indemnified Party or Indemnified Parties, except, in the case of (ii) only, where settlement of such Third-Party Claim (A) includes an unconditional release of the Indemnified Party or Indemnified Parties from all liability arising out of such Action, audit, demand or assessment and (B) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party. For the avoidance of doubt, the foregoing provisions of this Section 6.4(a) shall not apply with respect to any claim, demand, audit, investigation or proceeding in respect of any Taxes required to be paid to the applicable PRC Taxing Authority by the Expedia Parties (or for which the Expedia Parties are responsible hereunder, including, for the avoidance of doubt, any Tax imposed by the applicable PRC Taxing Authority with respect to the sale of the equity interests in the eLong VIEs by the Outgoing eLong VIE Shareholders to the Purchaser VIE Shareholders) in connection with the transactions contemplated pursuant to this Agreement, the procedures in respect of which shall be governed exclusively by Section 5.3 and Section 5.4.

(b) If any Indemnified Party becomes aware of any circumstances that may give rise to an indemnification claim for any matter not involving a Third-Party Claim, then such Indemnified Party shall promptly (i) notify the Indemnifying Parties and (ii) deliver to the Indemnifying Parties a written notice describing in reasonable detail the nature of the circumstances giving rise to the potential claim; provided, however, that the failure to provide such notice shall not release any Indemnifying Party from any of its obligations under this Article VI except to the extent that such Indemnifying Party is materially prejudiced by such failure and shall not relieve such Indemnifying Party from any other obligation or liability that it may have to any Indemnified Party otherwise than under this Article VI. With respect to any recovery or indemnification sought by an Indemnified Party from the Indemnifying Party that does not involve a Third Party Claim, if the Indemnifying Party does not notify the Indemnified Party within fourteen (14) days from its receipt of the notice from the Indemnified Party that the Indemnifying Party disputes such claim, the Indemnifying Party shall be deemed to have accepted and agreed with such claim. If the Indemnifying Party has disputed a claim for indemnification (including any Third Party Claim), the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute. If the Indemnifying Party and the Indemnified Party cannot resolve such dispute in thirty (30) days after delivery of the dispute notice by the Indemnifying Party, such dispute shall be resolved pursuant to Section 7.8.

Section 6.5 Limitations. Notwithstanding any provision of this Agreement to the contrary, any claims any Indemnified Party makes under this Article VI will be subject to the following:

(a) Minimum Claims.

(i) None of the Expedia Indemnifying Parties shall be liable under this Agreement for any Losses in respect of any individual claim or series of related claims for any inaccuracy of any representation or warranty that is not a Fundamental Expedia Representation unless the indemnifiable Losses in respect of such claim (or series of related claims) exceed $50,000. In addition, none of the Expedia Indemnifying Parties shall be liable under this Agreement in respect of any Losses for any inaccuracy of any representation or warranty that is not a Fundamental Expedia Representation unless the aggregate amount of all Losses in respect of such representations and warranties for which the Expedia Indemnifying Parties would otherwise be liable under this Agreement exceeds US$4,000,000, after which the Expedia Indemnifying Parties shall be liable for the full amount of the indemnifiable Losses in respect of such representations and warranties, subject to the prior sentence and Section 6.5(b).

(ii) None of the Purchaser Indemnifying Parties shall be liable under this Agreement for any Losses in respect of any individual claim or series of related claims for any inaccuracy of any representation or warranty that is not a Fundamental Purchaser Representation unless the indemnifiable Losses in respect of such claim (or series of related claims) exceed $50,000. In addition, none of the Purchaser Indemnifying Parties shall be liable under this Agreement in respect of any Losses for any inaccuracy of any representation or warranty that is not a Fundamental Purchaser Representation unless the aggregate amount of all Losses in respect of such representations and warranties for which the Purchaser Indemnifying Parties would otherwise be liable under this Agreement exceeds US$4,000,000 (for the avoidance of doubt, taking into account all such Losses regardless of which Purchaser Indemnifying Party made such representation(s)), after which the Purchaser Indemnifying Parties shall be liable for the full amount of the indemnifiable Losses in respect of such representations and warranties, subject to the prior sentence and Section 6.5(b).

(b) Indemnification Cap.

        (i) The aggregate amount of Losses for which the Purchaser Indemnified Parties collectively shall be entitled to recover from the Expedia Parties pursuant to this Article VI (A) in respect of breach of representations and warranties made herein by the Expedia Parties that are not Fundamental Expedia Representations, shall not exceed US$83,859,960 (the “Cap Amount”) and (B) in respect of any breach of Fundamental Expedia Representations made herein by the Expedia Parties, shall not exceed the Purchase Price.

        (ii) The aggregate amount of Losses for which the Expedia Indemnified Parties shall be entitled to recover from any of the Purchaser Parties pursuant to this Article VI (A) in respect of breach of representations and warranties made herein by a Purchaser Party that are not Fundamental Purchaser Representations, shall not exceed the product of (x) the Cap Amount and (y) the Pro Rata Portion of such Purchaser Party; and (B) in respect of any breach of Fundamental Purchaser Representations made herein by a Purchaser Party, shall not exceed the Purchase Price paid by such Purchaser Party as set forth in Schedule 3 hereto.

(c) Losses Net of Insurance Proceeds and Other Third-Party Recoveries. All Losses for which any Indemnified Party would otherwise be entitled to indemnification under this Article VI shall be reduced by the amount of (i) insurance proceeds, indemnification payments and other third-party recoveries to which any Indemnified Party is entitled in respect of any Losses incurred by such Indemnified Party and which has actually been received, obtained and realized by such Indemnified Party and (ii) any Tax benefits actually realized by the Indemnified Party in respect of any such Losses. In the event any Indemnified Party is entitled to any insurance proceeds, indemnification payments or any third-party recoveries in respect of any Losses for which such Indemnified Party is entitled to indemnification pursuant to this Article VI, such Indemnified Party shall use commercially reasonable efforts to obtain, receive or realize such proceeds, benefits, payments or recoveries. In the event that any such insurance proceeds, indemnification payments or other third-party recoveries are realized by an Indemnified Party subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds, indemnification payments or other third-party recoveries relate, appropriate refunds shall be made promptly by the relevant Indemnified Parties of all or the relevant portion of such indemnification payment, less all costs of recovery and Taxes imposed with respect thereto. An Indemnified Party shall use its reasonable best efforts to mitigate any Damages for which it is entitled to indemnification pursuant to this Article VI, provided that all costs of mitigation shall be taken into account in calculating Losses hereunder.

(d) Knowledge of Breach. For the avoidance of doubt, an Indemnified Party shall be entitled to recover from the applicable Indemnifying Party under this Article VI for any Losses incurred by such Indemnified Party arising out of or resulting from the breach of any representation, warranty, covenant or agreement referred to in Section 6.2 or Section 6.3 , as applicable, whether or not such Indemnified Party (or any of its Affiliates or Representatives) had any knowledge of the breach (or knowledge of any other facts or circumstances relating thereto) on or prior to the date hereof.

(e) No Duplicate Claims. In the event a Purchaser Indemnified Party or Expedia Indemnified Party, as the case may be, recovers Losses in respect of an indemnification claim hereunder, no other Purchaser Indemnified Party or Expedia Indemnified Party, as applicable, may recover the same Losses in respect of a claim for indemnification under this Agreement. For the avoidance of doubt, any liability for indemnification under this Agreement shall be determined without duplication of recovery of Losses by reason of any state of facts giving rise to such Losses constituting a breach of more than one representation or warranty.

(f) Materiality. For purposes of this Article VI, in each case except with respect to the representations and warranties of the Expedia Parties set forth in Section 3.7, any determination of (x) whether any breach or inaccuracy of a representation or warranty has occurred under this Agreement or (y) the amount of Losses resulting from such breach, any “materiality” qualifiers or words of similar import contained in such representation or warranty shall in each case be disregarded and not be given effect (as if such standard or qualification were deleted from such representation or warranty).

(g) Fraud. Notwithstanding anything in this Agreement to the contrary, the limitations on indemnification set forth in this Section 6.5 shall not apply to the extent such Losses arise or are increased as the consequence of any fraud or willful misconduct by the Indemnifying Party.

(h) No Special Damages. Losses shall expressly exclude any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (i) based on special, punitive, exemplary, indirect, incidental, consequential and similar damages, (ii) based on loss of enterprise value or dimunition in value of any business and (iii) calculated based on a multiple of profits or revenues; provided, however, that (x) Losses shall include any of the foregoing awarded in an Action (or settlement thereof) to a third party against an Indemnifying Party, without regard to the foregoing limitations, (y) Losses shall include consequential damages to the extent such damages were the reasonable and foreseeable consequence of the applicable breach and (z) in the calculation of any Loss suffered by any Purchaser as a result of a breach of any representation or warranty by Expedia related to eLong, to the extent such Loss is suffered by such Purchaser through its ownership interest in eLong (and is not a direct Loss suffered by such Purchaser), such Loss shall equal the product of (A) the percentage that such Purchaser’s equity interest in eLong upon the consummation of the purchase of the Transferred Shares hereunder (or, if lower, such percentage at the time of such breach) represents of the fully-diluted equity interest in eLong as of such applicable time multiplied by (B) the Loss suffered by eLong in connection with such breach.

Section 6.6 Indemnification Sole and Exclusive Remedy. Following the Closing, indemnification pursuant to this Article VI shall be the sole and exclusive monetary remedy of the Parties and any Parties claiming by or through any Party (including the Indemnified Parties) related to or arising from any breach of any representation, warranty, covenant or agreement contained in, or otherwise pursuant to, this Agreement, except in each case pursuant to Section 7.12 or in the case of fraud or willful misconduct.

Section 6.7 Distribution of Escrow Funds.

(a) Upon the delivery by Expedia to Ctrip of (x) a tax payment receipt issued by the applicable PRC Taxing Authority evidencing that any and all Tax that has been imposed by such PRC Taxing Authority with respect to the sale of the Transferred Shares by the Seller to the Purchasers pursuant to this Agreement has been paid in full, or (y) a written assessment issued by the applicable PRC Taxing Authority evidencing its determination that no Taxes are due from the Seller in connection with such sale, for all purposes of this Agreement, any and all PRC Taxes that may be imposed with respect to such sale shall be deemed to have been paid and fully settled by Expedia Parties to the applicable PRC Taxing Authority on behalf of the Seller. To the extent that, at the time of the delivery by Expedia to Ctrip of any such tax payment receipt or written assessment pursuant to the foregoing provisions of this Section 6.7(a), all other Taxes imposed by an applicable PRC Taxing Authority and required to be paid with respect to the sale of the Transferred Shares by the Seller to the Purchasers pursuant to this Agreement have been fully settled (or deemed fully settled) pursuant to this Section 6.7(a) or Section 6.7(b), the Seller and Ctrip shall deliver a Joint Written Instruction to the Escrow Agent as soon as practicable (but in any event within two (2) Business Days) to release the then-remaining funds in the Escrow Fund to the Seller by wire transfer of immediately available funds to the Seller Bank Account.

(b) In the event that the applicable PRC Taxing Authority has made a formal assessment that is final in nature that a certain amount of Taxes is required to be paid with respect to the sale of the Transferred Shares by the Seller to the Purchaser pursuant to this Agreement, and the Expedia Parties do not formally or informally contest (or cause to be contested) such assessment, or, in the event that the Expedia Parties contest (or cause to be contested) such assessment, upon final resolution of such contest (as determined by Expedia), Expedia shall promptly, after receipt of such formal assessment or final resolution, inform Ctrip of such assessment or resolution and provide Ctrip with a copy thereof, whereupon the Seller and Ctrip shall as soon as practicable (but in any event within two (2) Business Days): (i) to the extent that valid payment of such Taxes may be made by payment of the amount of such Taxes by the Escrow Agent directly to the applicable PRC Taxing Authority, deliver a Joint Written Instruction to the Escrow Agent to release an amount equal to such amount of Taxes to an account of the applicable PRC Taxing Authority on behalf of the Seller, whereupon the amount so released shall be deemed to have been paid and fully settled by the Expedia Parties to the applicable PRC Taxing Authority on behalf of the Seller, as applicable, and (ii) to the extent that valid payment of such Taxes may not be made by the Escrow Agent directly to the applicable PRC Taxing Authority, deliver a Joint Written Instruction to the Escrow Agent to release an amount equal to such amount of Taxes to the Seller by wire transfer of immediately available funds to the Seller Bank Account, and (x) upon receipt of such amount, the Seller shall promptly remit (or cause to be remitted) such amount of Taxes to the applicable PRC Taxing Authority on behalf of itself, and (y) Expedia shall provide Ctrip, as soon as reasonably practicable, with evidence of such payment in the form of a formal receipt of payment issued by the applicable PRC Taxing Authority, whereupon the amount so released to the Seller shall be deemed to have been paid and fully settled by the Expedia Parties to the applicable PRC Taxing Authority on behalf of the Seller. To the extent that, at the time of the delivery of a Joint Written Instruction pursuant to the foregoing provisions, all other Taxes imposed by an applicable PRC Taxing Authority and required to be paid with respect to the sale of the Transferred Shares by the Seller to the Purchaser pursuant to this Agreement have been fully settled (or deemed fully settled) pursuant to this Section 6.7(b) or Section 6.7(a), such Joint Written Instruction shall also instruct the Escrow Agent to release any remaining Escrow Funds (after the payment of Taxes to the applicable PRC Taxing Authority) to the Seller by wire transfer of immediately available funds to the Seller Bank Account.

(c) Promptly after the third (3rd) anniversary of the Closing Date (in any event no later than thirty (30) days after such anniversary), Ctrip and the Seller shall deliver a Joint Written Instruction to the Escrow Agent instructing the Escrow Agent to release any remaining funds in the Escrow Fund to the Seller by wire transfer of immediately available funds to the Seller Bank Account.

(d) The fees and expenses of the Escrow Agent in respect of the Escrow Agreement shall be borne fifty percent (50%) by the Seller and fifty percent (50%) by the Ctrip Parties.

Section 6.8 Tax Treatment of Indemnity Payments. Except to the extent otherwise required by applicable Law and subject to Governmental Orders that are issued based on a fixed amount of Purchase Price, the Parties shall treat any indemnification payment hereunder as an adjustment to the Purchase Price for all tax purposes.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given, made or received (i) on the date of delivery if delivered in person, (ii) on the date of confirmation of receipt of transmission by facsimile (provided that confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party) or (iii) three (3) Business Days after deposit with an internationally recognized overnight courier service to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 7.1):

(a)	If to Ctrip and C-Travel, to:

99 Fu Quan Road

Shanghai 200335

People’s Republic of China

Tel: +(8621) 3406-4880

Fax: +(8621) 5251-0000

Attention: Chief Financial Officer

with a copy to:

Skadden, Arps, Slate, Meagher & Flom

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Tel: +852 3740-4700

Attention: Z. Julie Gao, Esq.

(b)	If to the Keystone Purchasers, to:

5C-11, TIT Creative Industry Zone

397 Xingang Middle Road

Guangzhou, Guangdong 510310

People’s Republic of China

Facsimile: +86 20 8399 5777 – 7999

Attention: Eric Wu

Rui Liu (Ken)

with a copy to:

Latham & Watkins LLP

26th Floor, Two IFC,

8 Century Boulevard

Shanghai 200120, PRC

Tel: + 86 21 61016000

Fax: + 86 21 61016001

Attention: Karen Yan

(c)	If to Luxuriant, to:

c/o Stone Capital

No. 4 Lane 163, South Maoming Road

Shanghai 200020

People’s Republic of China

TEL: 86-21-60758990

FAX: 86-21-60758997

Attention: Yibing Wu

(d)	If to Expedia, to:

333 108th Ave NE

Bellevue, WA 98004

Tel: (425) 679-3644

Fax: (425) 679-7251

Attention: General Counsel

(e)	If to the Seller, to:

333 108th Ave NE

Bellevue, WA 98004

Tel: (425) 679-3644

Fax: (425) 679-7251

Attention: General Counsel

For Seller and Expedia, with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Andrew J. Nussbaum

Ante Vucic

Tel: 212-403-1000

Fax: 212-403-2000

Section 7.2 Public Disclosure. Without limiting any other provision of this Agreement, each of the Parties shall consult with each other and issue a joint press release with respect to the execution of this Agreement and the transactions contemplated hereby. Thereafter, none of the Parties, nor any of their respective Affiliates, shall issue any press release or other public announcement or communication (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to the transactions contemplated hereby or thereby without the prior written consent of the other Parties, except to the extent a Party’s counsel deems such disclosure necessary in order to comply with any Law or the regulations or policies of any securities exchange or other similar regulatory body (in which case the disclosing Party shall give the other Parties notice as promptly as is reasonably practicable of any required disclosure to the extent permitted by applicable Law, shall limit such disclosure to the information such counsel advises is required to comply with such Law or regulations, and if reasonably practicable, shall consult with the other Parties regarding such disclosure and give good faith consideration to any suggested changes to such disclosure from the other Parties). Each of the Purchaser Parties has consented to the form and content of the amended Schedule 13D statement (in substantially the form previously provided to the Ctrip Parties) that Expedia will file with the SEC on or about the date hereof. Representatives of the Expedia Parties have been provided with the Schedule 13D statement that Ctrip will file (in substantially the form previously provided to representatives of the Expedia Parties) with the SEC and the Schedule 13D statement that the Keystone Purchasers will file (in substantially the form previously provided to representatives of the Expedia Parties) with the SEC. Notwithstanding anything to the contrary in this Section 7.2, each of Expedia and Ctrip may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not materially inconsistent with previous press releases, public disclosures or public statements made jointly by the Parties or otherwise made in accordance with this Section 7.2 and do not reveal material, non-public information regarding the other Parties or the transactions contemplated this Agreement.

Section 7.3 Amendment. Any provision of this Agreement may be amended if, but only if, such amendment is in writing and is duly executed and delivered by or on behalf of each of the Parties.

Section 7.4 Waiver and Extension.

(a) Either Ctrip Party may (i) extend the time for the performance of any of the obligations or other acts of any of the Expedia Parties, (ii) waive any inaccuracies in the representations and warranties of any of the Expedia Parties contained herein or in any document delivered by any of the Expedia Parties pursuant hereto or (iii) waive compliance with any of the agreements of any of the Expedia Parties or conditions to the obligations of any of the Purchaser Parties contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by any Ctrip Party.

(b) Either Expedia Party may (i) extend the time for the performance of any of the obligations or other acts of any of the Purchaser Parties, (ii) waive any inaccuracies in the representations and warranties of any of the Purchaser Parties contained herein or in any document delivered by any of the Purchaser Parties pursuant hereto or (iii) waive compliance with any of the agreements of any of the Purchaser Parties or conditions to the obligations of any of the Expedia Parties contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by any Expedia Party.

(c) No waiver of any representation, warranty, agreement, condition or obligation granted pursuant to this Section 7.4 or otherwise in accordance with this Agreement shall be construed as a waiver of any prior or subsequent breach of such representation, warranty, agreement, condition or obligation or any other representation, warranty, agreement, condition or obligation and no waiver of any condition granted pursuant to this Section 7.4 or otherwise in accordance with this Agreement shall be construed as a waiver of any representation, warranty, agreement or covenant to which such condition relates. The failure of any Purchaser Party on the one hand, or any Expedia Party, on the other hand, to assert any of their respective rights hereunder shall not constitute a waiver of any of such rights.

Section 7.5 Fees and Expenses. Each Party hereto shall pay all of its own fees and expenses (including attorneys’ fees) incurred in connection with this Agreement and the transactions contemplated hereby, except that the Purchasers, on the one hand, and the Expedia Parties, on the other hand, shall each pay one-half of any expenses payable in connection with the sales, use, transfer, stamp duty or similar taxes payable in connection with the conveyance and transfer of the Transferred Shares contemplated by this Agreement.

Section 7.6 Assignment. This Agreement and the rights and obligations of the Parties hereunder may not be assigned by any Purchaser Party without Expedia’s written consent or by any Expedia Party without Ctrip’s written consent. Any assignment in violation of this Section 7.6 shall be null and void.

Section 7.7 No Third-Party Beneficiaries. Except for the provisions of Article VI relating to the Indemnified Parties and the provisions of Section 5.6, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever.

Section 7.8 Governing Law; Dispute Resolution.

(a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

(b) All disputes arising out of or in connection with the present contract shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce in accordance with the said rules. The seat of the arbitration shall be Singapore, provided, that, the arbitrators may hold hearings in such other locations as the arbitrators determine to be most convenient and efficient for all of the parties to such arbitration under the circumstances. The arbitration shall be conducted in the English language.

(c) The arbitration shall be conducted by three arbitrators. The Party that initiates the arbitration process (the “Claimant”) shall appoint an arbitrator in its request for arbitration (the “Request”).

The other Party (or the other Parties, acting jointly, if there are more than one) to the arbitration (the “Respondent”) shall appoint an arbitrator within thirty (30) days of receipt of the Request and shall notify the Claimant of such appointment in writing. If within thirty (30) days of receipt of the Request by the Respondent, either Party has not appointed an arbitrator, then that arbitrator shall be appointed by the International Chamber of Commerce (the “ICC”). The first two arbitrators appointed in accordance with this provision shall appoint a third arbitrator within thirty (30) days after the Respondent has notified Claimant of the appointment of the Respondent’s arbitrator or, in the event of a failure by a Party to appoint, within thirty (30) days after the ICC has notified the parties and any arbitrator already appointed of the appointment of an arbitrator on behalf of the Party failing to appoint. When the third arbitrator has accepted the appointment, the two arbitrators making the appointment shall promptly notify the parties of the appointment. If the first two arbitrators appointed fail to appoint a third arbitrator or so to notify the parties within the time period prescribed above, then the ICC shall appoint the third arbitrator and shall promptly notify the parties of the appointment. The third arbitrator shall act as Chair of the tribunal.

(d) The arbitral award shall be in writing, state the reasons for the award, and be final and binding on the parties. The award may include an award of costs, including, without limitation, reasonable attorneys’ fees and disbursements. In addition to monetary damages, the arbitral tribunal shall be empowered to award equitable relief, including, but not limited to, an injunction and specific performance of any obligation under this Agreement. The arbitral tribunal is not empowered to award damages in excess of compensatory damages, and each Party hereby irrevocably waives any right to recover special, punitive, exemplary, consequential or similar damages with respect to any dispute, except insofar as a claim is for indemnification for an award of such damages awarded against a Party in an action brought against it by an independent third party. The arbitral tribunal shall be authorized in its discretion to grant pre-award and post-award interest at commercial rates. Any costs, fees or taxes incident to enforcing the award shall, to the maximum extent permitted by Laws, be charged against the Party resisting such enforcement. Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant Party or its assets.

(e) The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the tribunal, the ICC, the parties, their counsel and any person necessary to the conduct of the proceeding, except as may be lawfully required in judicial proceedings relating to the arbitration or otherwise, or as required by the rules of any other quotation system or exchange on which the disclosing Party’s securities are listed or applicable Laws.

(f) The costs of arbitration shall be borne by the losing Party unless otherwise determined by the arbitration award.

(g) All payments made pursuant to the arbitration decision or award and any judgment entered thereon shall be made in United States Dollars (or, if a payment in United States Dollars is not permitted by Law and if mutually agreed upon by the applicable Parties, in PRC currency), free from any deduction, offset or withholding for taxes.

Section 7.9 Entire Agreement. This Agreement constitutes the entire agreement between or among the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between or among the Parties and/or their Subsidiaries and Affiliates with respect to the subject matter of this Agreement.

Section 7.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate together in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 7.11 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 7.12 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine if any of the provisions of this Agreement are not performed in accordance with their specific terms. Accordingly, in addition to any other right or remedy to which a Party hereto may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other undertaking.

Section 7.13 Joint and Several. All representations, warranties, covenants and agreements of Expedia and the Seller hereunder are given on a joint and several basis, and Expedia agrees to cause the Seller to perform and comply with all of its obligations hereunder. All representations, warranties, covenants and agreements of the Ctrip Parties hereunder are given on a joint and several basis, and Ctrip agrees to cause C-Travel to perform and comply with all of its obligations hereunder. All representations, warranties, covenants and agreements of the Keystone Purchasers hereunder are given on a joint and several basis, and Keystone agrees to cause Plateno to perform and comply with all of its obligations hereunder.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ XIAOFAN WANG
	Name:	Xiaofan Wang
	Title:	Chief Financial Officer

C-TRAVEL INTERNATIONAL LIMITED

By:	/s/ XIAOFAN WANG
	Name:	Xiaofan Wang
	Title:	Chief Financial Officer

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

KEYSTONE LODGING HOLDINGS LIMITED

By:	/s/ NANYAN ZHENG
	Name:	Nanyan Zheng
Title:

PLATENO GROUP LIMITED

By:	/s/ NANYAN ZHENG
	Name:	Nanyan Zheng
Title:

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

LUXURIANT HOLDINGS LIMITED

By:	/s/ LIQUN WANG
	Name:	Liqun Wang
	Title:	Director

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

EXPEDIA, INC.

By:	/s/ MARK D. OKERSTROM
	Name:	Mark D. Okerstrom
	Title:	Chief Financial Officer

EXPEDIA ASIA PACIFIC — ALPHA LIMITED

By:	/s/ MARK D. OKERSTROM
	Name:	Mark D. Okerstrom
	Title:	Director

Exhibit A

FORM OF RESIGNATION AND RELEASE LETTERS

The Board of Directors

eLong, Inc. (the “Company”)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

[DATE]

Dear Sirs,

I hereby resign as a director [and                     ][specify any other applicable position] of the Company with effect as of immediately following the Closing (as such term is defined in the Share Purchase Agreement, to be dated as of May [●], 2015, by and among Expedia, Inc., a Delaware corporation, Expedia Asia Pacific – Alpha Limited, an exempted limited liability company under the Laws of the Cayman Islands, Ctrip.com International, Ltd., a Cayman Islands exempted company, C-Travel International Limited, a Cayman Islands exempted company, Luxuriant Holdings Limited, a limited liability company incorporated under the Laws of the Cayman Islands, Keystone Lodging Holdings Limited, a limited liability company organized and existing under the Laws of the Cayman and Plateno Group Limited, a limited liability company organized and existing under the Laws of the Cayman Islands.

I irrevocably confirm that I (in my capacity as director [and                     ][specify any other applicable position] of the Company) have no claims (whether under common law, contract, equity, statute or otherwise and whether present, future, actual, contingent or otherwise) against the Company, or its directors, officers, employees or shareholders in respect of loss of office as a director [and                     ][specify any other applicable position] of the Company or in respect of accrued remuneration or reimbursement. To the extent that any such claim(s) may exist, I irrevocably and unconditionally waive it or them and release the Company and its directors, officers, employees and shareholder from any liability in respect thereof.

My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

To the maximum extent permitted by the laws of the place of incorporation of the Company, this letter and all matters arising out of or relating to this letter shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to any choice or conflict of law provision or rule therein.

Yours faithfully,

[NAME OF DIRECTOR]

Exhibit B

Circular

Exhibit C

Form of Instrument of Transfer

FOR VALUE RECEIVED                                                                                        [amount] EXPEDIA ASIA PACIFIC – ALPHA LIMITED hereby sells, assigns and transfers unto                                                                                                [transferee] of                                                                                                [address] [●] Ordinary Shares and [●] High-Vote Ordinary Shares of eLong, Inc.

Dated

(Transferor)

In the presence of:

(Witness)

(Transferee)
In the presence of:

(Witness)

Exhibit D

Letter Agreement

Delivered Pursuant to Section 7.3 of 2004 eLong Investors Agreement

[Purchaser]

[ADDRESS1]

[ADDRESS2]

eLong, Inc.

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District, Beijing 100015

People’s Republic of China

Attention: Chief Executive Officer

Reference is made to Section 7.3 of the Investors Agreement, dated July 23, 2004, among eLong, Inc. (the “Company”), Expedia Asia Pacific – Alpha Limited (formerly known as IACT Asia Pacific Limited) (“Expedia Asia Pacific”) and the other parties named therein, as amended (the “2004 Investors Agreement”). Capitalized terms used herein without definition shall have the meanings set forth in the 2004 Investors Agreement.

In connection with the Transfer by Expedia Asia Pacific to the undersigned of [●] Ordinary Shares and [●] High-Vote Ordinary Shares of the Company, the undersigned hereby confirms that the undersigned agrees to be bound by the terms of the 2004 Investors Agreement to the extent that such terms remain effective and binding upon Expedia Asia Pacific as of the date of the Transfer, and accepts the rights and obligations set forth thereunder.

The provisions of Sections 10.6, 10.8, 10.10, 10.11, 10.15, 10.16, 10.18 and 10.20 of the 2004 Investors Agreement are hereby incorporated into this letter agreement, mutatis mutandis.

Very truly yours,

[PURCHASER]

By:
Name:
Title:

Exhibit E

Confirmation Letter

Pursuant to Section 2.01(b) of the 2011 Investor Rights Agreement

[Purchaser]

[ADDRESS1]

[ADDRESS2]

TCH Sapphire Limited

Attention: Chief Executive Officer

Reference is made to Section 2.01(b) of the Investor Rights Agreement, dated May 16, 2011, among eLong, Inc. (the “Company”), TCH Sapphire Limited and Expedia Asia Pacific – Alpha Limited (“Expedia Asia Pacific”) (the “2011 IRA”). Capitalized terms used herein without definition shall have the meanings set forth in the 2011 IRA.

In connection with the Transfer by Expedia Asia Pacific to the undersigned of [●] Ordinary Shares and [●] High-Vote Ordinary Shares of the Company, the undersigned hereby confirms that the undersigned agrees to carry out the obligations under Section 2.01(b) of the 2011 IRA, subject to the provisos to Expedia Asia Pacific’s obligations set out elsewhere in the 2011 IRA or any other agreement among the parties thereto or their respective Affiliates.

Very truly yours,

[PURCHASER]

By:
Name:
Title:

Exhibit F

Form of Escrow Agreement

Exhibit G

Form of Employment Agreement

Schedule 1

Outgoing Directors

Outgoing Directors:

1. Abhiram Chowdhry

2. Dhiren Fonseca

3. Dara Khosrowshahi

4. Henrik Kjellberg

5. Cyril Ranque

6. John Svanstrom

Schedule 2

Purchaser Directors

Purchaser Directors:

1. Wang Shengli

2. Maohua Sun

3. Liqun Wang

4. May Wu

5. Nanyan Zheng

Schedule 3

Transferred Shares

Purchaser	Number of Ordinary Shares	Number of High-Vote Ordinary Shares	Portion of the Purchase Price
C-Travel International Limited	10,074,352	16,634,711	$390,879,680
Keystone Lodging Holdings Limited	3,608,295	5,957,996	$140,000,000
Plateno Group Limited	2,577,354	4,255,712	$100,000,000
Luxuriant Holdings Limited	1,030,942	1,702,285	$40,000,000
Total	17,290,943	28,550,704	$670,879,680

Schedule 4

Purchaser Control Documents

Beijing Information: Beijing eLong Information Technology Co., Ltd.

Beijing Media: Beijing Asiamedia Interactive Advertising Co., Ltd.

I.	Beijing Information

No.	VIE Agreements	Signing Parties
1.	8th Amended and Restated Loan Agreement	eLong, Inc., WFOE and Purchaser VIE Shareholders
2.	8th Amended and Restated Exclusive Purchase Right Agreement	eLong, Inc., Purchaser VIE Shareholders, Beijing Information and WFOE
3.	Equity Pledge Agreement	WFOE and Purchaser VIE Shareholders
4.	8th Amended and Restated Business Operation Agreement	WFOE, Beijing Information and Purchaser VIE Shareholders
5.	Power of Attorney	eLong, Inc. and Purchaser VIE Shareholders
6.	Power of Attorney	eLong, Inc. and Purchaser VIE Shareholders
7.	Statement and Commitment	Purchaser VIE Shareholder and Purchaser VIE Shareholder’s spouse
8.	Statement and Commitment	Purchaser VIE Shareholder and Purchaser VIE Shareholder’s spouse

II.	Beijing Media

No.	VIE Agreements	Signing Parties
1.	7th Amended and Restated Loan Agreement	eLong, Inc., WFOE and Purchaser VIE Shareholder
2.	7th Amended and Restated Exclusive Purchase Right Agreement	eLong, Inc., Purchaser VIE Shareholder, Beijing Media and WFOE
3.	7th Amended and Restated Business Operation Agreement	WFOE, Beijing Media and Purchaser VIE Shareholder
4.	Equity Pledge Agreement	WFOE and Purchaser VIE Shareholder
5.	Power of Attorney	eLong, Inc. and Purchaser VIE Shareholder
6.	Statement and Commitment	Purchaser VIE Shareholder and Purchaser VIE Shareholder’ Spouse